<center>**Joint Filing Agreement**</center>

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such Schedule 13G with respect to the Common Stock of the Issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

<center>[*Signature Page Follows*]</center>

PROPEL BIO MANAGEMENT LLC

By: DocuSigned by: Leen Kawas 2C1B6B254F1640A...
Name: Leen Kawas
Title: Managing Member

LEEN KAWAS

By: DocuSigned by: Leen Kawas 2C1B6B254F1640A...
Name: Leen Kawas
Title:

PROPEL BIO PARTNERS LLC

By: DocuSigned by: Leen Kawas 2C1B6B254F1640A...
Name: Leen Kawas
Title: Managing Member

RICHARD KAYNE

By: DocuSigned by: RICHARD KAYNE F214D6615025480...
Name: Richard Kayne
Title:

____

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